Exhibit 2

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(2,370,713)	8.1200	05/08/2026
Purchase of Cash-Settled Total Return Swap	2,370,713	8.1200	05/08/2026

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(286,455)	8.1200	05/08/2026
Purchase of Cash-Settled Total Return Swap	286,455	8.1200	05/08/2026

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(123,441)	8.1200	05/08/2026
Purchase of Cash-Settled Total Return Swap	123,441	8.1200	05/08/2026

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(599,923)	8.1200	05/08/2026
Purchase of Cash-Settled Total Return Swap	599,923	8.1200	05/08/2026

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Sale of Common Stock	(419,468)	8.1200	05/08/2026
Purchase of Cash-Settled Total Return Swap	419,468	8.1200	05/08/2026